Exhibit (a)(1)(xiv)

Craig Levy/IS/CCC

08/13/2004 04:52 PM

To: Craig Levy/IS/CCC@CCC

cc:

Subject: Tender Offer Deadline Reminder

This is a reminder that the deadlines to participate in the CCC self-tender offer are approaching.

Specifically your instructions to must be received by the following deadlines to be included in the tender offer:

Stock held in the ESPP or 401(k) plans must be received at the address provided on the instructions by August 19th, 5pm (Eastern time).

Instructions to conditionally tender options must be received at the address provided on the instructions by August 17th, 5pm (Eastern time).

If you have any questions regarding how to participate in the tender, please call Ross Wilken at 312-229-2082 or myself.

Craig R. Levy

Director Compensation, Benefits & HRIS

CCC Information Services Inc.

clevy@cccis.com

312.229.2071